VIA EDGAR

May 5, 2022

Ms. Melissa McDonough

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Clayton Street Trust (the “Registrant”)

Annual Shareholder Reports on Form N-CSR, dated December 31, 2021

File Nos. 333-208542 and 811-23121

Dear Ms. McDonough:

This letter responds to the comments to the Annual Shareholder Reports on Form N-CSR, dated December 31, 2021 (“Annual Reports”), that were provided by telephone on April 13, 2022 by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the Protective Life Dynamic Allocation Series – Conservative Portfolio (“Conservative Portfolio”), Protective Life Dynamic Allocation Series – Moderate Portfolio (“Moderate Portfolio”), and Protective Life Dynamic Allocation Series – Growth Portfolio (“Growth Portfolio,” and, together with the Conservative Portfolio and Moderate Portfolio, the “Portfolios”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1. SEC Comment: Regarding the statement of operations for all Portfolios, please confirm that a Portfolio investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately. Reference is made to Rule 6-07.7(b) of Regulation S-X.

Response: The Registrant confirms that there were no distributions of realized gains by other investment companies to disclose separately per Rule 6-07.7(b) of Regulation S-X. The Registrant will disclose separately any distributions of realized gains by other investment companies, if any, per Rule 6-07.7(b) of Regulation S-X in future filings.

2. SEC Comment: For Item 4(e)(2), the Staff notes that there is disclosure of 0%. Please confirm that the response of 0% covers the 2 fiscal years in Items 4(b)-(d). Please make this disclosure more clear that the Item 4(e)(2) covers both fiscal years going forward.

Janus Henderson Investors US, LLC

151 Detroit St, Denver, CO 80206

T +1(800) 525 3713 F +1(877) 319 3852

W janushenderson.com

Response: The Registrant confirms that disclosure of 0% in Item 4(e)(2) covers the 2 fiscal years in Items 4(b)-(d). The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

3. SEC Comment: For Item 11(b), the current disclosure refers to “a quarter covered by the report.” Please utilize the language provided in Form N-CSR which refers to the “period” covered by the report.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

4. SEC Comment: The Portfolios have not included the required statement that information regarding how a Portfolio voted proxies related to the portfolio securities during most recent 12-month period ended June 30th is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s Web site at a specified Internet address; or both; and (ii) on the Commission’s Web site at http://www.sec.gov. Reference is made to Items 27(d)(5) of Form N1-A.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly.

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Please do not hesitate to contact me at 303-336-7903 if you have any questions concerning the foregoing.

Respectfully,

/s/ Cara Owen

Cara Owen, Esq.

Assistant Secretary of the Registrant

cc:	Byron Hittle, Esq.

Eric S. Purple, Esq.

Stephanie Bullington

Jesper Nergaard